SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ________________

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 23)

                                ________________

                        Wallace Computer Services, Inc.
                           (Name of Subject Company)

                           Moore Corporation Limited
                                      and
                                   FRDK, Inc.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)
                                   932270101
                     (CUSIP Number of Class of Securities)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, Inc.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1G5
                                 (416) 364-2600
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                              ___________________

                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100

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                  FRDK,  Inc.  and Moore  Corporation  Limited  hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21 and 22
with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment No. 23. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                 ITEM 10.      ADDITIONAL INFORMATION.

                             On  December  12,  1995,  Moore  and the  Purchaser
                  issued a press release, a copy of which is attached hereto as Exhibit (a)(33) and is incorporated herein by reference. Moore and the Purchaser have extended the Offer until 6:00 p.m. Eastern Standard Time on Wednesday, December 20, 1995. As of 6:00 p.m. on Monday, December 11, 1995, a total of 14,289,272 Shares, representing 62.9% of the outstanding Shares, had been tendered and not withdrawn.

                 ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

                    (a)(33)    Press Release, dated December 12, 1995.


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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 1995


                                            FRDK, Inc.


                                            By: /s/ Joseph M. Duane

                                            Name:     Joseph M. Duane
                                            Title:    President



                                            MOORE CORPORATION LIMITED


                                            By:  /s/ Joseph M. Duane

                                            Name:     Joseph M. Duane
                                            Title:    Vice President and
                                                        General Counsel

                                 EXHIBIT INDEX



                 (a)(33)     Press Release, dated  December 12, 1995.